EXHIBIT 99.7

CONSENT OF D&H GROUP LLP, CHARTERED ACCOUNTANTS

December 28, 2011

Consent of Independent Registered Chartered Accountants

We hereby consent to the inclusion, in this annual report on Form 40-F of Tasman Metals Ltd. (the “Company”), of our report dated December 22, 2011 on our audit of the consolidated financial statements of the Company as at August 31, 2011, 2010 and 2009, and for the years ended August 31, 2011, 2010 and 2009.

“D&H Group LLP”

Chartered Accountants